30 December 2002

BY FACSIMILE:  1300 300 021

Company Announcements Office
The Australian Stock Exchange Limited

CONTACT:

Stephanie Daveson  (07) 3228 9493
Email:  Stephanie_Daveson@corrs.com.au


OUR REFERENCE: SD

JUPITERS LIMITED  - TAKEOVER BID FOR BREAKWATER ISLAND TRUST

On behalf of Jupiters Limited ("JUPITERS"), we give notice pursuant to Listing Rule 3.3 that at 7.00 p.m. on 27 December 2002, the end of the offer period for Jupiters' takeover bid for Breakwater Island Trust ("BREAKWATER"):

- Jupiters Limited and its associates have a relevant interest in 94.2% of the units in Breakwater, being 135,379,808 units; and
-     Compulsory acquisition of the remainder of the units will proceed.

Section 7.4(e) of Jupiters' Bidder's Statement dated 29 October 2002 provides that if an acceptance form is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the offer period (even if it is received after that date). Accordingly, Jupiters may accept acceptance forms after the end of the offer period which may increase its relevant interest in Breakwater units. Jupiters intends to make an announcement in relation to its relevant interest in Breakwater units if it receives any such acceptances.

Further, as Jupiters will proceed to compulsorily acquire the remaining Breakwater units, it must allow unitholders who did not accept the offer prior to the end of the offer period to accept either the cash or share alternative outlined in the Bidder's Statement. Accordingly, Jupiters intends to make a further announcement in relation to its relevant interest in Breakwater units if it receives any acceptances for the share alternative as part of the compulsory acquisition process.

Yours faithfully
CORRS CHAMBERS WESTGARTH



STEPHANIE DAVESON
Senior Associate